

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 31, 2009

Mr. Scott Perry
Chief Financial Officer
Gammon Gold Inc.
1701 Hollis Street
Suite 400, Founders Square, PO Box 2067
Halifax, NS Canada B3J 2Z1

> **Re: Gammon Gold Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008,**
> **As Amended**
> **Filed August 12, 2009**
> **Form 6-K**
> **Filed April 16, 2009**
> **File No. 1-31739**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F/A for the Fiscal Year Ended December 31, 2008

Exhibit 99.2 – Management's Discussion and Analysis

Transactions with Related Parties, page 17

1.   Please advise us as to whether you have filed the agreements relating to these transactions as exhibits, and if not, your reasons for omitting them.

Exhibit 99.3

Restated Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements

2.   Your disclosure indicates inventories in your restated consolidated financial statements are translated at the foreign exchange rate in effect when the costs were incurred. In addition, your disclosure on page 7 states that inventories are valued at lower of cost or net realizable value.   Please tell us how you have considered paragraphs .48 through .51 of Section 1651 of the CICA Handbook with respect to your inventories.

Note 5. Change in Estimate

3.   We note you classified the change in how you calculate your depletion base as a change in estimate of the useful lives of your mines. Please clarify for us why this change meets the definition of a change in estimate described in paragraph .5(b) of the CICA Handbook 1506. As part of your response, please also clarify why this change does not represent a change in accounting policy as described in paragraph .14(b) of the CICA Handbook 1506. In this regard, we note your statement in footnote (c) of Exhibit 99.4 that you determined that the useful lives of your mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

4.   Notwithstanding your response to the preceding comment, please explain to us in detail why you believe it is appropriate under Canadian GAAP to include the portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves, in your depletion base. Your response should also:

        • Explain in reasonable detail how you determine the "portion of mineralization" to be included in your depletion base;
        • Quantify the total amount of proven and probable reserves included in your depletion base as well as the total portion of mineralization expected

to be classified as reserves included in your depletion base at December 31, 2008; and

- Tell us why you believe inclusion of the portion of mineralization expected to be classified as reserves with proven and probable reserves is better than including only proven and probable reserves;

Refer to authoritative accounting literature as appropriate.

Exhibit 99.7

5. We note that the certification of the Chief Financial Officer is missing the introductory line "I have reviewed this annual report on Form 40-F of Gammon Gold Inc." Please amend to include the omitted language.

Form 6-K Filed April 16, 2009

Compensation Discussion & Analysis, page 13

Executive Performance Targets, page 15

6. We note that you have described "measurable, objective categories and sub-categories" of performance targets, but have not included the numbers for the performance metrics, nor have you disclosed the numbers for actual performance. Please advise us as to your reasons for omitting this information.

7. We note your discussion of "maximum" percentages of base salary on page 16. However, the amounts of the bonuses on page 17 appear to exceed the "maximum" amounts. Please explain.

8. We note that you mention a possible tax gross-up with regard to income taxes payable by recipients if the 2008 annual incentive bonus is settled in stock. Please advise us as to whether you will disclose the amount of any such tax gross-up if and when it is made.

President & Chairman Retirement Plan Arrangement, page 30

9. We note your description of the retirement plan arrangement. Please advise us as to why you have not included a discussion of the rationale for this arrangement in your Compensation Discussion & Analysis.

10. We note your statement that the retirement plan "provides for a lump sum retirement payment at age 65 equal to Mr. George's aggregate salary and bonus remuneration in the 2006 and 2007 calendar years multiplied by a gross-up factor

of five (5) … ." Please explain the rationale for the "gross-up factor," including the reasons for choosing five as the multiple.

Termination and Change of Control Benefits, page 30

11.   We note the discussion of the amendment to Mr. George's employment contract. Please advise as to whether the employment contract and the amendment have been filed as exhibits, and if not, your reasons for omitting them. Also, please explain why your Compensation Discussion & Analysis does not address the rationale for amending the contract.

12.   We note the discussion of the consulting agreement with Mr. George. Please advise us as to whether the consulting agreement has been filed as an exhibit, and if not, your reasons for omitting it.

13.   We note that you have not quantified the amounts of termination and change of control benefits that would have been payable if termination and/or change of control events had occurred as of December 31, 2008. Please explain to us why you have omitted this information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director